



SEC Mail Processing Section

FEB 28 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kessler & Company Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1200 17th Street, Suite 110

(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Johnson   303-295-7878

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP

(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

11018623

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Robert Kessler_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Kessler & Company Investments, Inc._____ , as

of _____December 31_____ , 20 10_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

CEO
_____
Title

_____
Notary Public

11-19-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Shareholder
Kessler & Company Investments, Inc.:

We have audited the accompanying statement of financial condition of Kessler & Company Investments, Inc. (the "Company") (a wholly owned subsidiary of The Kessler Companies, Inc.) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2011

KESSLER & COMPANY INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 886,979
RECEIVABLE FROM CLEARING BROKER	223,592
PREPAID EXPENSES	19,697
DUE FROM AFFILIATES	2,264,318
PROPERTY AND EQUIPMENT — (Net of accumulated depreciation of $116,990)	1,938
TOTAL	$ 3,396,524

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 120,745
Due to affiliates	420,249
Total liabilities	540,994

COMMITMENTS AND CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 100,000 shares; issued and outstanding	1,000
Additional paid-in capital	357,757
Retained earnings	2,496,773
Total shareholder's equity	2,855,530
TOTAL	$ 3,396,524

See notes to statement of financial condition.

KESSLER & COMPANY INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is a registered commodities introducing broker.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. government treasury securities, futures, options and other high-quality sovereign debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

Fair Value of Financial Instruments — The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Property and Equipment — Property and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method. The major classes of property and equipment as of December 31, 2010, are summarized as follows:

Furniture and fixtures	$ 39,249
Computer hardware	11,766
Computer software	67,913
Total property and equipment	118,928
Accumulated depreciation	(116,990)
Property and equipment — net	$ 1,938

Income Taxes — The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income. Therefore, no liability for federal or state income taxes has been recognized in this financial statement.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. **RELATED PARTY TRANSACTIONS**

The Company has advanced funds to an affiliated entity related to the Company through common ownership and to its parent company. These advances are unsecured, do not bear interest, have no scheduled due dates and are recorded as due from affiliates in the accompanying statement of financial condition. The balance due from the affiliated entity, which operates as an investment advisor, and the parent company at December 31, 2010, are $2,197,990 and $66,328, respectively.

The amount due from the investment advisor affiliate is due from Kessler Investment Advisors, Inc. (KIA), an affiliated entity through common ownership. The Parent Company, together with its shareholder and KIA, have agreed to not cause the Company to demand payment of the amounts due from KIA until such time as KIA has the financial capacity to do so. The Parent Company and its shareholder have also committed future support of KIA's operations until it generates sufficient revenues to eliminate its financial dependency.

The Company leases office equipment from a related entity on a month-to-month basis. The balance due to the affiliate at December 31, 2010, is $60,402.

The Company leases its office space from a related entity under leases with annual renewals.

The Company pays a finder's fee to The Kessler Companies International, Ltd (KCIL) for customer accounts brought to the Company. Effective November 12, 2010, the operations of KCIL ceased and the subsidiary was liquidated. Therefore, the balance due to KCIL is now due to the parent company. The balance due at December 31, 2010, is $359,847 and is included in the due to affiliates balance in the accompanying statement of financial condition.

4. **COMMITMENTS AND CONTINGENCIES**

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an introducing broker and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission (SEC). As a result of the securities clearing services, the Company has receivables from its Clearing Brokers. Generally, the receivables are collected upon settlement of the related securities transactions, which is usually three days subsequent to the securities transaction trade date.

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17). At December 31, 2010, the Company had net capital of $564,877, which was $519,877 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.96 to1.

6. EMPLOYEE BENEFIT PLANS

Pension Plan — The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code.

Simplified Employee Pension Plan — The Company sponsors a simplified employee pension plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts from his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary.

7. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

Pursuant to its agreements with its Clearing Brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

8. SUBSEQUENT EVENTS

The Company has evaluated whether any events or transactions occurred subsequent to December 31, 2009 through February 24, 2011, the date the accompanying financial statement was available to be issued, and determined that there were no events or transactions that would require recognition or disclosure in the Company's statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 24, 2011

Kessler & Company Investments, Inc.
1200 Seventeenth Street, Suite 110
Denver, CO 80202

In planning and performing our audit of the financial statements of Kessler & Company Investments, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

Member of
Deloitte Touche Tohmatsu

whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

Kessler & Company Investments, Inc.
Tabor Center
1200 17th Street, Suite 110
Denver, CO 80202

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Kessler & Company Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kessler & Company Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kessler & Company Investment Inc.'s management is responsible for Kessler & Company Investment Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____ 12 - 31 _____ , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
038572   FINRA   DEC
KESSLER & COMPANY INVESTMENTS INC      20*20
1200 17TH ST STE 110
DENVER CO 80202-5826
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KAREN Haschenburger

2. A. General Assessment (item 2e from page 2) $ _____ 9755 _____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 4904 _____)

   _____ 7-19-10 _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____ 4851 _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 4851 _____

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____ 4851 _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kessler & Company Investments, Inc.
(Name of Corporation, Partnership or other organization)

Robert Kessler
(Authorized Signature)

Dated the *3* day of *FEBRUARY* , 20 *11* .

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _/-/_____, 20 _10_
and ending _/2-3/_____, 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $_____ 3,901,851_____

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        _____   _____

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)   _____

        Total deductions   _____

2d. SIPC Net Operating Revenues $_____ 3,901,851_____

2e. General Assessment @ .0025 $_____ 9755_____

(to page 1, line 2.A.)

2

Kessler & Company Investments, Inc.

(SEC I.D. No. 8-38572)

Statement of Financial Condition as of
December 31, 2010, and Independent
Auditors' Report and Supplemental
Report on Internal Control

File pursuant to Rule 17a-5(e)(3)
and Regulation 1.10(g)
under the Commodity Exchange Act
as a **PUBLIC** Document